10753 Macatawa Drive
Holland, Michigan 49424

December 18, 2014

Mr. David S. Irving

Mr. John P. Nolan

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Macatawa Bank Corporation Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 20, 2014 File No. 000-25927

Dear Gentlemen:

This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated December 8, 2014 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Portfolio Loans and Asset Quality, page 36

  We note that you have significant accruing TDRs at December 31, 2013, 2012 and 2011 - $57.8 million, $65.0 million and $55.7 million, respectively. Please tell us, and revise future filings for the following concerning these accruing TDRs:
•	Please quantify (1) the accruing TDRs that were on nonaccrual at the time of modification, (2) the accruing TDRs that were accruing loans at the time of restructure, and (3) those upgraded to accruing status after six consecutive payments under the restructured terms at December 31, 2013, 2012 and 2011, as well as any quarterly periods in 2014;
•	We note you have nonaccrual loans placed on accrual status at the time of the troubled debt restructuring (TDRs) based on the fact that the loan’s actual payment history demonstrates it would have cash flowed under the restructured terms. Please provide us with your specific internal policy for performing a current, well-documented credit analysis supporting a return

Mr. David S. Irving

Mr. John P. Nolan

December 18, 2014

____________________

to accrual status based on the borrower’s financial condition and prospects for repayment under the revised terms.

Response:

Our adoption of ASU 2011-02: Receivables (Topic 310) A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring in the third quarter of 2011 significantly impacted the amount of loans we report as TDRs. As noted above, accruing TDRs were $55.7 million at December 31, 2011. This was up sharply from $25.4 million at December 31, 2010 as a result of adoption of this new guidance. The regulatory guidance issued in connection with ASU 2011-02 required that we identify renewals of substandard loans at existing contractual rate as TDRs. A majority of our commercial loan portfolio is subject to annual renewals, so during this time period all of our loans graded 6 (substandard) or worse that renewed were identified as TDRs. Loans that are graded 6 are accruing loans, while loans graded 7 (doubtful) are on nonaccrual. The bulk of our TDR activity in these years related to 6 graded loans (accruing) that were subject to periodic renewal.

Over the past few years, there have been a limited number of TDRs that were on nonaccrual and then were upgraded to accruing status. Our policy and regulatory guidance does allow this, and we disclosed this in Item 8, Note 3 on page 73. At December 31, 2013, as disclosed in Item 8, Note 3 on page 73, we had a total of $68.1 million in TDRs, of which $57.8 million were accruing and $10.3 million were on nonaccrual status. At December 31, 2012, we had a total of $78.1 million in TDRs, of which $65.0 million were accruing and $13.1 million were on nonaccrual status.

The table below shows the information requested in this comment and will be added to our disclosures going forward. Our TDR activity peaked in 2011 and 2012 and has declined since, with no TDRs changing accrual status in 2013 or 2014.

($ in thousands)	12/31/11	12/31/12	12/31/13	09/30/14
Accruing -NA at TDR	605	1,135	-	-
Accruing - Accruing at TDR	51,532	61,545	57,790	48,742
Accruing - Upgraded after 6 months	3,542	2,344	-	-
Total accruing TDR	55,679	65,024	57,790	48,742

On a related note, the FFIEC issued guidance in the third quarter call report supplemental instructions (page 4 “Accounting for a Subsequent Restructuring of a Troubled Debt Restructuring”). This guidance provides that for renewals or subsequent restructurings where the borrower is no longer experiencing financial difficulty, no concession provided to the borrower and the loan bears a market interest rate for new debt with similar credit risk characteristics, that the loan would not be required to be treated as TDR, unless there had been previous principal forgiveness. We applied this new guidance to our Form 10-Q for the quarterly period ended September 30, 2014 and included the following language to the beginning of the second paragraph on page 23 of that filing.

Based upon recently issued regulatory guidance, the Company has determined that in situations

Mr. David S. Irving

Mr. John P. Nolan

December 18, 2014

____________________

where there is a subsequent modification or renewal and the loan is brought to market terms, including a contractual interest rate not less than a market interest rate for new debt with similar credit risk characteristics, the TDR designation may be removed. This guidance was applied to loans outstanding at September 30, 2014.

In evaluating this comment and the table it references, we realize that while we have comprehensive discussion of our TDR accounting and policies in Note 3 to the Consolidated Financial Statements, there is limited discussion in the MD&A. We propose to add the following narrative directly after the nonperforming asset table on page 39:

We had a total of $<> million and $68.1 million of loans whose terms have been modified in troubled debt restructurings (“TDRs”) as of December 31, 2014 and 2013. These loans may have involved the restructuring of terms to allow customers to mitigate the risk of foreclosure by meeting a lower loan payment requirement based upon their current cash flow. These may also include loans that renewed at existing contractual rates, but below market rates for comparable credit. For each restructuring, a comprehensive credit underwriting analysis of the borrower’s financial condition and prospects of repayment under the revised terms is performed to assess whether the structure can be successful and that cash flows will be sufficient to support the restructured debt. An analysis is also performed to determine whether the restructured loan should be on accrual status. Generally, if the loan is on accrual at the time of restructure, it will remain on accrual after the restructuring. In some cases, a nonaccrual loan may be placed on accrual at restructuring if the loan’s actual payment history demonstrates it would have cash flowed under the restructured terms. After six consecutive payments under the restructured terms, a nonaccrual restructured loan is reviewed for possible upgrade to accruing status.

Based upon recently issued regulatory guidance, we have determined that in situations where there is a subsequent modification or renewal and the loan is brought to market terms, including a contractual interest rate not less than a market interest rate for new debt with similar credit risk characteristics, the TDR designation may be removed. This guidance was applied to loans outstanding at December 31, 2014.

As with other impaired loans, an allowance for loan loss is estimated for each TDR based on the most likely source of repayment for each loan.  For impaired commercial real estate loans that are collateral dependent, the allowance is computed based on the fair value of the underlying collateral, less estimated costs to sell.  For impaired commercial loans where repayment is expected from cash flows from business operations, the allowance is computed based on a discounted cash flow computation.  Certain groups of TDRs, such as residential mortgages, have common characteristics and for them the allowance is computed based on a discounted cash flow computation on the change in weighted rate for the pool.  The allowance allocations for commercial TDRs where we have reduced the contractual interest rate are computed by measuring cash flows using the new payment terms discounted at the original contractual rate.

Below is an excerpt from our Loan Grading and Review Policy, which is approved annually by our Board of Directors (last approved May 15, 2014), which addresses upgrade procedures. An upgrade from loan grade 7 would result in a loan moving to accruing status:

Upgrade Procedures

It is the responsibility of Loan Review and Credit Administration to consider any reasonable request by a loan officer to upgrade a loan or lending relationship risk grade at any time it is determined that the conditions warrant the upgrade.

Mr. David S. Irving

Mr. John P. Nolan

December 18, 2014

____________________

Loan officers are responsible for submitting a LOAN GRADE CHANGE REQUEST to Loan Review and Credit Administration, including the specific factors supporting the request. In addition, new financial information or other pertinent facts reflecting the correction or improvement of deficiencies or conditions which resulted in the lower grade are to be clearly discussed.

An upgrade is typically considered at the time of renewal. In addition to the completion of the LOAN GRADE CHANGE REQUEST form required by the Loan Grading and Review Policy, a full credit analysis is to be completed by the loan officer and Credit Department at each renewal in accordance with our Commercial Loan Policy, which is also approved annually by our Board of Directors (last approved May 15, 2014). An excerpt from that policy discussing the Credit Analysis Process is attached to this response as Appendix A:

The Company is confident that its process for assigning loans to accrual or non-accrual status complies with all regulatory and accounting guidance and that it has been consistently applied through the periods reported.

  We note you have significant modifications and renewals not considered TDRs in the years ended December 31, 2013, December 31, 2012, and December 31, 2011. Please tell us, and revise future filings, to disclose the following information regarding these modification and renewals:
•	Please specifically address how you have determined these are not TDRs under the guidance in ASC 310-40-15;
•	Please explain your allowance for loan losses (ALLL) policy for loan modifications not considered TDRs, including whether or not loans are individually or collectively evaluated. If collectively evaluated, please disclose how they are treated in your collectively evaluated methodology and if you believe there is any additional risk with these loans;
•	Please disclose these loans by number of modifications (i.e. - 1 modification, 2 modifications, 3+ modifications) to provide insight into how many loans undergo multiple modifications; and
•	Tell us if there was any material impact in terms of deferred fees and costs as a result of these modifications. Refer to ASC 310-20-35-9.

Mr. David S. Irving

Mr. John P. Nolan

December 18, 2014

____________________

Response:

The table that this comment refers to in Note 3 to the Consolidated Financial Statements on page 75 was added in response to the Commission staff letter to us dated December 8, 2011, comment #4. The timing of that Commission staff letter was directly after our first quarterly filing after adoption of ASU 2011-02 (September 30, 2011). The vast majority of the activity in this table is related to the normal annual renewal of performing loans in our commercial loan portfolio. We have evaluated other issuer filings since adoption of ASU 2011-02 and do not find similar disclosures. The narrative in Note 3 on page 74 preceding the table explains how we determine whether or not a modification or renewal is TDR.

We have a procedure that requires any renewal of a commercial loan graded 5 (marginally acceptable) or worse to have a completed TDR determination form. This form requires the lender to answer questions to determine whether the borrower is experiencing financial difficulty and whether a concession has been granted. Based on the answers to these questions, a TDR determination is made. This form is attached to this response as Appendix B. Generally, renewals of commercial loans graded 5 or better would not constitute a TDR given their performing status and lack of financial distress.

The narrative in Note 3 on page 73 discusses the allowance treatment for TDRs and for loans that are removed from TDR status. For loans with modifications that are not considered TDRs, our allowance treatment would be based on the historical based allocation for the applicable loan grade and loan class. We will add the following language to the paragraph preceding the table disclosing modification and renewals not considered TDRs on page 75.

“As with other loans not considered TDR or impaired, allowance allocations are based on the historical based allocation for the applicable loan grade and loan class.”

As most of the loans in this category are simply annual renewals, we believe any disclosure of the number of such “modifications” could be misleading. Also, the impact in terms of deferred fees and costs is nominal as any remaining deferred fees and costs would be reversed at time of renewal and new fees and costs would be deferred and amortized over the term of the renewed loan.

As we have now had several years of disclosure under ASU 2011-02 and the opportunity to analyze other issuer filings, as well as considering the potential confusion caused by the disclosure of renewals in Note 3, we propose to remove this disclosure in future filings.

Mr. David S. Irving

Mr. John P. Nolan

December 18, 2014

____________________

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5 – Fair Value, page 78

  Please tell us, and revise future filings, to include the disclosure requirements of ASC 820-10-50-2.bbb, specifically quantitative information about the significant unobservable inputs used in the fair value measurement for fair value measurements categorized within Level 3 of the fair value hierarchy for impaired loans and other real estate owned. Refer to ASC 820-10-55-103 for a proposed template for disclosing this information in future filings.

Response:

The fair values we disclose as Level 3 for both other real estate owned and impaired loans are measured primarily by using external appraisals or brokers price opinions. We have reviewed several bank issuer filings and we have seen a variety of approaches to disclosing the requested information ranging from no disclosure, to narrative, to using the table suggested in ASC 820-10-55-103. Below is the disclosure we propose to add to our disclosures in response to this comment.

Quantitative information about Level 3 fair value measurements measured on a non-recurring basis follows (dollars in thousands):

Asset
(Liability)
	Fair	Valuation	Unobservable
	Value	Technique	Inputs	Range
December 31, 2014
Impaired loans	<>	Sales comparison approach	Adjustment for differences between comparable sales	<> to <>
		Income approach	Capitalization rate	<> to <>

Other real estate owned	<>	Sales comparison approach	Adjustment for differences between comparable sales	<> to <>
		Income approach	Capitalization rate	<> to <>

December 31, 2013
Impaired loans	$ 22,403	Sales comparison approach	Adjustment for differences between comparable sales	2.0% to 23.0%
		Income approach	Capitalization rate	9.5% to 12.0%

Other real estate owned	29,711	Sales comparison approach	Adjustment for differences between comparable sales	1.0% to 17.0%
		Income approach	Capitalization rate	9.5% to 12.0%

Mr. David S. Irving

Mr. John P. Nolan

December 18, 2014

____________________

Acknowledgment

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer

APPENDIX A

Credit Analysis Process

The purpose of the credit analysis process performed jointly by a loan officer and the Credit Department is to investigate and address all of the issues identified in the Bank’s general underwriting guidelines stated above.

The primary focus of the credit analysis should be on the borrower’s ability to repay through cash flow generated in the normal course of the borrower’s business operations. This process includes analyzing seasonal or working capital lines to determine the borrower’s ability to repay through conversion of current assets to cash in the normal operating cycle of the business. A term credit analysis is to evaluate the ability to repay through cash flow generation (profits adjusted for noncash expenses). In any respect, the analysis is to be based on current and complete financial data such as comparative balance sheets, detailed income and expense data, and statements of the sources and uses of funds between fiscal periods.

Supplementary interim financial statements may be useful but should never be the sole basis for a credit decision. Estimates and timing differences in recognizing transactions can materially distort reported results. Updated financial statements are to be obtained and periodically reviewed after loan approval.

The importance of collateral positions, endorser or guarantor support, and similar circumstances that improve the borrower’s credit position are critical. However, collateral liquidation is a last resort for repayment, not a primary factor that is to be relied upon when making the decision to extend credit. The maturity and amortization terms of a loan are to be negotiated in relation to the useful life of the asset being financed. Both physical and economic usefulness are to be taken, in addition to the likelihood of technological obsolescence.

Asset based financing for items such as supervised accounts receivable or inventory lending and factoring to relatively undercapitalized firms are to be undertaken with caution. Such activity is only suitable in the event the Bank specializes in such areas and has sufficient lending staff and operational procedures necessary to monitor and manage such credits. The Bank does not typically engage in this type of financing.

At a minimum, the credit analysis includes the following elements:

1.	Summary of the Request. A Loan Presentation is to be initiated by a loan officer to report the loan request, the details of the transaction, a thorough analysis of the company and its repayment ability, and provide a summary of how the conclusions were reached. The summary in most cases should be no longer than a few paragraphs in length, and should provide the following information (if not listed elsewhere in the report):

A.	Business;

B.	Guarantors;

C.	Use of funds;

D.	Collateral;

E.	Loan terms, including tenor and repayment ability and structure;

F.	Summary of borrower and affiliated relationships;

G.	Pricing information, including relationship profitability data;

H.	Covenants and requirements for future submission of financial data;

I.	Exceptions to policy and underwriting guidelines and mitigants;

J.	Information fields to capture data for concentration reporting, etc.; and

K.	Risk rating or recommended risk rating.

2.	Analysis of the Balance Sheet. This analysis is to describe the quality of the financial data, and address at a minimum the following issues (where applicable):

A.	Identify the steps taken in performing the analysis;

B.	Identify any adjustments made during analysis and their impact;

C.	Address working capital requirements and current ratio;

D.	Identify ratios and trends that need explanation or clarification;

E.	Any trends and/or significant variations, including a clear explanation;

F.	How the applicant’s ratios compare to that of comparable industries (RMA averages);

G.	Discussion of a guarantor's financial statement that identifies strengths or weaknesses with any possible impact on the applicant. If a guarantor is relied upon for strength, there should be a clear description of his/her financial status; and

H.	A conclusion and opinion regarding the financial strength of the applicant and the ability to repay the proposed debt, including ways to mitigate any deficient areas.

3.	Analysis of Income Statement and Repayment Ability. A description of the periods for which data was provided, and the quality of the data and any adjustments made is to be provided. Debt service coverage is to be calculated on a company only basis and on the company combined with the owners (including standard living expenses when performing the combined analysis) of the business.

At a minimum, these descriptions are to identify and discuss:

A.	Trends in sales, gross margin, expenses and net income;

B.	If compensation to the owners is sufficient and justified;

C.	Key operating ratios;

D.	Other sources of cash for debt service;

E.	Any interest or rent included in cash flow;

F.	Any other extraordinary items that are not reoccurring;

G.	Existing and proposed debt service requirements, including a calculation of debt coverage ratios for each year at the current interest rate and at a rate 2.00% higher;

H.	A conclusion and opinion regarding the ability and reliability of cash flow to service both current obligations and the debt requested, including ways to remediate any deficient areas.

4.	Analysis of Collateral. A description of the collateral offered to secure the loan is to include at a minimum:

A.	A summary of collateral values (including liquidation value);

B.	Appraisal or valuation methods used;

C.	Findings of the Bank's inspections;

D.	Useful life, marketability, ownership status and alternative uses;

E.	Terms of any leases (if applicable) and any affect on liquidation;

F.	Any issues that may influence the value of the collateral;

G.	Assessment of any existence of environmental contamination, including a description of the environmental inspection. Any environmental issues that could influence the value of the collateral must be clearly stated, including ways to remediate any risk; and

H.	A conclusion and opinion regarding the quality of collateral offered, and if the collateral is deemed to be insufficient, a description of the owner’s or guarantor’s pledged assets. In addition, ways to remediate any deficient areas are to be identified.

5.	Equity Injection. The equity contributed by an applicant is to be identified and described, including:

A.	Confirmation of the source of any cash injection. If capital injection includes equity pledged as collateral, its value is to be established;

B.	Other personal resources, including a determination that the owner or guarantor has utilized personal resources. Any debts owed by the business to an owner or guarantor are to be identified and reviewed for potential subordination; and

C.	A conclusion and opinion regarding the equity injection and the commitment of the applicant and guarantors, including ways to address a deficient capital injection.

6.	Ownership and Management. The following items are to be identified and described:

A.	The names of owner(s) and manager(s);

B.	Education and experience, including an explanation of how education and experience relates to the business. In addition, the methods used to assess and evaluate management are to be described, including any weaknesses;

C.	The findings of the credit investigation made on owners and guarantors, including:

•	Volume of credit used and inquiries made over the past 12 months;

•	Delinquency, repossessions, judgments, bankruptcies, litigation and etc.;

•	Ability and willingness to pay personal obligations; and

•	Conformance to credit policy, regulations and laws.

D.	A conclusion and opinion regarding management's abilities to operate the business and the integrity of the owner and guarantor in managing credit, including ways to address a weakness in safe management of the business.

7.	External Factors and Strategic Plan. Such factors to be included are:

A.	Industry.

•	Trends in technology that may impact the applicant;

•	Pending legislative and regulatory restrictions;

•	Economic indicators, such as unemployment, growth in wages and prices, or investments in the industry;

•	Barriers to entry; and

•	Trends in consumer preferences.

B.	Competition.

•	Knowledge of competitors and where they are located;

•	Strategies the applicant will employ to compete effectively;

•	The size of the market and what market share the applicant has; and

•	The strengths and weaknesses of the applicant.

C.	Company.

•	Strategies used to compete effectively;

•	Plans to address customer preferences or needs;

•	Shifts in demographics that might impact the applicant; and

•	Ability to compete in pricing and costs.

If a business plan or summary of current and projected operations is not provided by the applicant, it is the responsibility of the loan officer to discuss with the borrower how the business plans to address the issues identified above.

The analysis is to include a conclusion and opinion regarding the industry, competition and relative strengths and weaknesses of the company. In addition, ways to address weaknesses are to be identified.

8.	SBA Eligibility and Statement of Need. For SBA loans, a determination is to be made early in the application process as to the applicant's eligibility to participate in the SBA programs, including any concerns such as:

A.	Form of business;

B.	Business activity;

C.	Size standard;

D.	Use of proceeds;

E.	Credit available elsewhere, such as why the request could not qualify on a conventional basis;

F.	Determination if existing loan terms are on unreasonable terms as stated in the SBA SOP 10 50; and

G.	Personal Liquid Resources Test.

If the loan is to refinance other debt, generally a 20% improvement in cash flow must be identified or the loan being refinanced must have a balloon payment due.

The analysis is to include a conclusion and opinion regarding eligibility and why the Bank is unable to approve this request without an SBA guarantee. Some reasons might include:

A.	Concern regarding the required capital to support the asset;

B.	Concern regarding liquidity; or

C.	The inability to make the loan under terms and conditions normally offered by the Bank.

9.	Special Disbursal Requests or Requirements. If the applicant’s project requires multiple advances, a description of this type of loan disbursements is to be described, including loans that involve construction.

10.	Credit Recommendation. The analysis must conclude with a summary of the credit requested, the strengths and weaknesses and any mitigating factors for the weaknesses. At this point, the analysis is to also identify and justify any unusual terms or conditions that are recommended, including an opinion of whether the loan request should be approved.

APPENDIX B

Loan Renewals – TDR Analysis

Borrower Name:

Loan Number(s)	Date:

Financial Difficulty	Current or probable default on any debt, bankruptcy, going concern opinion, inability to service current debt, inability to obtain alternative financing, loss of tenants, etc.

Loan is rated 4 or better: Do not complete the form.

Loan rated 6 or 7: Complete Form

Loan is rated 5: Is the borrower experiencing financial difficulty as defined above?

☐ Yes (Complete Form)

☐ No (No Further Action Required)

Concession – Consideration (Lender to complete questions 1-3)

1.	Consideration: With renewal, are additional payments, collateral or guarantors being added or interest rate being raised to a market rate?
	Principal Reduction?	Amount: _____________
	Curtailments?	Amount: _____________
	Additional Collateral?	Value Added: _____________
	Guarantors Added?	Estimate of additional Liquidity: _____________
	Shortened Amortization?	From: _____________ To: _____________
	Increased Payments?	From: _____________ To: _____________
	Increased Interest Rate?	From: _____________ To: _____________

2.	Concession: With renewal, has the Bank granted a concession?
	Interest only for more than 3 months?	☐ Yes	☐ No
	Extended amortization?	☐ Yes	☐ No
If Yes, From: __________ To: __________
	Reduced payments?	☐ Yes	☐ No
If Yes, From: __________ To: __________
	Reduced interest rate?	☐ Yes	☐ No
If Yes, From: __________ To: __________
	Restructured into A/B Notes?	☐ Yes	☐ No
	Interest rate increased to market rate?	☐ Yes	☐ No

Other:

3.	Was concession (Question #2) greater than additional consideration (Question #1)?
	☐ Yes (TDR)	☐ No

Loan Review Use Only: TDR? ☐ Yes ☐ No

Lender	Loan Review